May 3, 2002
Schering AG steps up its biotechnology activities in United States

Schering AG (FSE: SCH, NYSE: SHR) intends to acquire the LEUKINE(R) (sargramostim) business from the US company, Immunex Corporation. LEUKINE(R) is being offered for sale by Immunex in connection with the pending acquisition of Immunex Corporation by Amgen Inc. LEUKINE(R) provides support therapy in hematological oncology. It is based on the growth factor GMCSF, which is used for restoring the immune system, for example after chemotherapy or a bone-marrow transplant. With the acquisition of LEUKINE(R), Schering AG will pursue ongoing clinical development of LEUKINE(R) for a potential new indication in Crohn's Disease, a chronic inflammatory disease of the digestive tract. At present there is no adequate treatment for this usually intermittent disease.

"With the acquisition of LEUKINE(R), we are strengthening our market position in the field of oncology and adding an innovative technology platform to our biotechnology development portfolio," said Dr Hubertus Erlen, Chairman of the Executive Board of Schering AG. "At the same time, this is an important step forward in the expansion of our business in the United States."


"This transaction offers us a good opportunity to reinvest the proceeds from the sale of our equity interest in Aventis CropScience into a future-oriented technology in the field of biotechnology," explained Professor Dr Klaus Pohle, Schering AG's Chief Finance Officer. "Even taking the impact of the acquisition of LEUKINE(R) into account, our forecast for 2002 as a whole remains unchanged. We still expect an increase in sales in the upper single-digit range, and our Group result should show double-digit growth."

The purchase price for the transaction will be approximately $380 million. In addition, the transaction envisages two further payments if certain milestones are reached in the development of LEUKINE(R) for Crohn's Disease and in the attainment of certain sales targets.

Sales of LEUKINE(R) totaled more than $100 million in 2001. LEUKINE(R) is currently in Phase II of clinical development as a possible treatment for Crohn's Disease, which could have a significant market potential. Schering AG anticipates that the existing LEUKINE(R) business will start making a positive contribution to profits immediately. The part of the purchase price paid for the development of potential future indications for LEUKINE(R) will be fully written off in 2002 pursuant to the IAS and US GAAP accounting regulations. This depreciation will be set off against the proceeds from the sale of Schering AG's stake in Aventis CropScience. The transaction envisages that Schering AG will keep on about 200 employees.

The agreement still has to be approved by the US Federal Trade
Commission (FTC) and is conditioned upon on the pending acquisition of Immunex Corporation by Amgen Inc.
Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

making medicine work


your contacts:

Oliver Renner
Business Communication
office: +49.30.468.12 431
oliver.renner@schering.de

Peter Vogt
Investor Relations
office: +49.30.468.12838
peter.vogt@schering.de

Christina Sartori
Pharma Communication
office. +49.30.468.17661
christina.sartori@schering.de


Find additional information at: www.schering.de/eng